Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Net loss	(102,505)	(252,298)	(130,031)	(49,903)	(80,273)
Add: fixed charges	18,942	12,504	10,694	12,335	6,467

Earnings as defined	(83,563)	(239,794)	(119,337)	(37,568)	(73,806)

Fixed charges:
Interest expensed and capitalized	17,559	10,988	9,326	11,240	5,988
Estimated interest component of rent	1,383	1,516	1,368	1,095	479

Total fixed charges	18,942	12,504	10,694	12,335	6,467

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.